Exhibit 99.1

NOTICE TO SHAREHOLDERS

UPDATE ON DUAL LISTING

AUCTION AND PAYMENT OF BDR FRACTIONS

JBS S.A. (“JBS S.A.” or “Company”) and JBS N.V. (“JBS N.V.”) – NYSE: JBS, B3: JBSS32, in addition to the material facts disclosed by JBS S.A. on July 12, 2023, September 4, 2023, March 17, 2025, April 22, 2025, May 23, 2025, May 30, 2025, June 6, 2025 and June 11, 2025, pursuant to which information on the Dual Listing was disclosed, in continuity with the operating procedures arising from the Dual Listing, and regarding the Notice to Shareholders disclosed on October 6, 2025, hereby informs its shareholders and the market that, on October 8, 2025, JBS N.V. a sale auction was conducted on B3, resulting in the sale of all BDRs corresponding the fractions of shares of JBS S.A. remaining from the merger of shares carried out under the Dual Listing, as described in the “Protocol and Justification for the Merger of JBS S.A. shares by JBS Participações Societárias S.A.”, dated April 22, 2025.

Post-Auction Information:

Code: JBSS32

Number of sold BDRs: 14,188

Average Price: R$ 68.46

Intermediary: ÁGORA CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

Date and Method of Payment: The proceeds from the aforementioned sale of BDRs, net of fees, will be made available to the shareholders holding the respective fractions within six (6) business days following the publication of this Notice to Shareholders, i.e., by October 16, 2025. The amounts will be credited proportionally to each shareholder’s interest in each security sold, into their respective current accounts or transferred to their respective custody agents, as applicable, provided that the shareholder’s registration is duly updated with the bookkeeper of the Company’s shares, Banco Bradesco S.A. (the “Bookkeeper”). For shareholders whose registration is not up to date, the amounts will remain available with the Bookkeeper.

The terms used in capital letters in this Notice to Shareholders and that have not been expressly defined shall have the meaning attributed to them in the material fact disclosed by the Company on May 23, 2025.

Additional information may be obtained from the Investor Relations Department of JBS, by e-mail ri@jbs.com.br, telephone +55 (11) 3144-4146, at Avenida Marginal Direita do Tietê, 500, Bloco I, 2nd Floor, CEP 05118-100, São Paulo - SP or on the JBS N.V. website. (https://ir.jbsglobal.com/).

No Offer or Solicitation

This Notice to Shareholders is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful in the absence of registration or qualification under the securities laws of such jurisdiction.

São Paulo, October 8, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer